File No. 70-____

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        --------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75266

                      CENTRAL AND SOUTH WEST SERVICES, INC.
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                               Dallas, Texas 75266

               (Name of company filing this statement and address
                         of principal executive office)
                        ---------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)
                        ---------------------------------

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                            Dallas, Texas 75266-0164

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)

                  Central  and  South  West  Corporation   ("CSW"),  a  Delaware
corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended, and Central and South West Services, Inc. ("Services" and, collectively with CSW, the "Applicants"), a Texas corporation and a wholly owned service company subsidiary of CSW, hereby file this Form U-1 Application-Declaration (this "Application") to request authority to engage in the electric vehicle business ("EV Business"). Specifically, the Applicants request authority: (a) to engage in the business of selling, leasing and renting electric bicycles, tricycles, scooters, skateboards and similar vehicles, as well as retrofit kits to convert existing bicycles to electric power ("EBikes") to consumers, either directly by Services or indirectly by a newly formed subsidiary of CSW ("NewCo"); (b) to engage in various activities regarding equipment and facilities related to electric vehicles, including the ownership, operation, sale, installation and servicing of recharging and conversion equipment and facilities related to electric vehicles ("Equipment and Facilities Activities" or "E&F Activities"); (c) to provide financing to customers in connection with their purchase or lease of EBikes or their payment obligations in respect of E&F Activities engaged in on their behalf ("Customer Financing");
(d) for CSW to finance the EV Business by acquiring common stock of NewCo, making loans and providing guarantees and other credit support to NewCo and Services which, together with securities acquisitions, capital contributions and open account advances that are exempt from the requirement of Commission approval under the Act, do not exceed an aggregate amount outstanding at any time of $25 million ("Financing"); and (e) to engage in certain related activities ("Related Activities"). Item 1. Description of Proposed Transaction.
                  As part of their effort to increase the demand for electricity and to utilize their expertise in areas closely related to the CSW system's core business of providing electricity service in preparation for competition, CSW and Services propose to engage in the business of selling and leasing EBikes, performing E&F Activities, and selling certain related products and providing certain related services to nonassociate customers that are or may be necessary or desirable to develop the market for EBikes and E&F Activities. In connection with the EV Business, CSW proposes to provide Financing to Services or NewCo, as the case may be, and Services and NewCo propose to provide Customer Financing to facilitate the purchase of their products and services. Related Activities may include without limitation: (i) the sale, lease and/or rental of batteries for use with EBikes; (ii) the sale of spare parts and repair kits for EBikes; and
(iii) providing repair and maintenance services for EBikes and related equipment. The Applicants believe that Related Activities are essential to the acceptance of EBikes and other electric vehicles as a viable alternative to traditional vehicles. Collectively, all of the foregoing activities are referred to herein as the "Activities".
                  The Activities promote new electro-technologies and the use of electricity as an alternative source of fuel for vehicles by increasing the availability of EBikes and providing necessary infrastructure and related services for electric vehicles so that customers will be more likely to consider electric vehicles as an alternative to traditional vehicles. EBikes offer consumers an affordable, functional method of using electricity as a fuel source for vehicles. EBikes can be pedaled like a normal bike, or, with the flick of a switch, powered by a battery. The battery can be recharged by using standard electrical service. EBikes sold and leased by Services and NewCo will contain the latest technological innovations, including advanced batteries with improved performance and weight/energy densities and new solid state control circuits. EBike manufacturers engage in intensive research and development and continue to develop new technologies to improve the overall efficiency and performance of EBikes.
                  The Applicants  also anticipate that the marketing and sale of this new technology will promote consumer awareness of the many possible uses of electricity as a fuel source (for EBikes as well as for other electric vehicles), and result in increased demand for electricity in the service areas of CSW's operating company subsidiaries (the "Operating Companies") and nationwide which will ease the transition to competition for the Operating Companies and other electric utilities. By selling and leasing EBikes, the Applicants intend to facilitate the creation of a "critical mass" of EBikes that will lead to such widespread familiarity with EBikes that they become part of the commercial mainstream (i.e., in this sense, the Applicants are endeavoring to "commercialize" this new electro-technology). The Applicants believe that the low cost and fun associated with EBikes has the potential to prime the market for other electric vehicles. As such, the sale and lease of EBikes is the Applicants' preferred method of sparking widespread demand for electric vehicles and thus creating a new source of demand for electricity by, in effect, bringing vehicles closer to an electric socket.
                  Through  the E&F  Activities,  which  include  the  ownership, operation, sale, lease, rental, installation and servicing of recharging and conversion equipment and facilities related to electric vehicles, the Applicants intend to make electricity supply readily available for convenient consumption by electric vehicles. Just as the use of gasoline vehicles is facilitated by gas stations, the convenience of large electric vehicles, such as electric cars and trucks, and thus their consumer acceptance, requires a critical mass of charging stations. By facilitating the convenient supply of electricity for electric vehicles, the Applicants believe they will increase consumer acceptance of electric vehicles, thereby accelerating the growth of electricity demand from this source. Much as the Operating Companies might install new substations in geographic areas within their service areas where development is occurring, the Applicants view charging stations and conversion equipment as bringing an electric socket closer to vehicles.
                  The  Applicants  propose  to engage in the  Activities  either directly through Services or indirectly through NewCo, which would be a newly-formed first tier subsidiary of CSW. During the initial phases of CSW's EV Business, the expense of creating and maintaining a separate subsidiary may not be warranted. However, as the business grows and develops, the Applicants may decide to conduct the business through NewCo. In either case, the Applicants will treat its EV Business as a separate cost and revenue center for accounting purposes. The Applicants request authority for Services to transfer or assign the EV Business to NewCo whenever they deem such action appropriate in light of prevailing regulatory and business conditions.
                  CSW proposes to provide  Financing  for the  Activities  in an aggregate amount outstanding at any time of up to $25 million. If Financing is provided to Services, the funds shall be designated for the Activities. Upon the organization of NewCo, CSW proposes to make an initial purchase of 100 shares of NewCo common stock for an aggregate purchase price of $1,000. CSW also proposes to make loans to NewCo and Services from time to time prior to December 31, 2002, with maturities no later than December 31, 2003. Each such loan will bear an interest rate that will not exceed the prime rate in effect on the date of the loan at a bank designated by CSW, and will be evidenced by a note payable to CSW by NewCo or Services. CSW further proposes to guarantee or to act as surety on bonds, indebtedness and performance and other obligations undertaken by Services or NewCo in connection with their EV Business. Such guarantees or arrangements will be made from time to time through December 31, 2002, and will expire or terminate no later than December 31, 2004. The total amount of all common stock purchases, loans and guarantees for which authorization is sought (together with all purchases by CSW of NewCo securities and capital contributions and open account advances that are exempt from the requirement of Commission approval) will not exceed $25 million at any time outstanding.
                  Customer  Financing provided by Services or NewCo may take the form of capital leases, operating leases or promissory notes with terms of one to thirty years, priced at fair market value. The Applicants expect that a majority of this financing will be placed by Services or NewCo with third party lenders and leasing companies.
                  Although  the   Applicants   expect  that  Services  or  NewCo
initially would engage in the Activities in the states in which the Operating Companies currently provide electric service (Texas, Oklahoma, Arkansas and Louisiana) and in states contiguous to the service areas of the Operating Companies, including Colorado, Kansas, Missouri and New Mexico, CSW requests authority herein to engage in such activities anywhere in the United States. The Applicants have provided copies of this Application to the state regulatory commissions having jurisdiction over the Operating Companies and invited their comments.
                  The  Applicants  will file  certificates  pursuant  to Rule 24 under the Act within 60 days after the end of each calendar quarter setting forth the following information: (1) the dollar amount of revenue from each of EBike sales and leases, E&F Activities, Related Activities and Customer Financing during the quarter; (2) the type and dollar amount of any Financing by CSW in support of the EV Business during the quarter; (3) the aggregate outstanding amount of Customer Financing as of the end of the quarter; and (4) an unaudited profit and loss statement for the quarter and a statement of accounts as of the end of the quarter for the EV Business, if the business is being conducted by Services, or an unaudited balance sheet as of the end of the quarter and an unaudited income statement for the quarter, if the EV Business is being conducted by NewCo.
Item 2.  Fees, Commissions and Expenses.
                  An estimate of the fees and expenses to be paid or incurred by the Company in connection with the proposed transactions set forth in the Application is set forth below:
                                                                Amount
                                                              --------
         Counsel fees:
           Milbank, Tweed, Hadley & McCloy
           New York, New York.......................          $  3,000

         Miscellaneous and incidental expenses
           including travel, telephone and
           postage..................................             1,000
                                                              --------
         Total                                                $  4,000
                                                              ========

Item 3.  Applicable Statutory Provisions.
                  Sections 6(a), 7, 9(a), 10, 11 and 12(b) of the Act, and Rule 54 promulgated thereunder, are or may be applicable to the transactions proposed herein. Section 9(a) of the Act makes unlawful the acquisition by a subsidiary of a registered holding company of "any securities . . . or any other interest in any business" without the prior approval of the Commission under Section 10. Under Section 10(c)(1), the Commission may not approve an acquisition of securities or any other interest in any business if the proposed acquisition is "detrimental to the carrying out of the provisions of Section 11". Under Section 11(b)(1), the Commission must limit the operations of public utility holding companies and their subsidiaries to such other businesses as are reasonably incidental, or economically necessary or appropriate, to the operations of such integrated public-utility system. The Commission may permit as reasonably incidental, or economically necessary or appropriate, to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.
                  The proposed establishment of an EV Business satisfies the requirements of Sections 9(a)(1) and 10 in that it is incidental, and economically necessary or appropriate, to the CSW system's core business of generating, transmitting and distributing electricity. The proposed establishment of an EV Business is also appropriate in the public interest and is not detrimental to the proper functioning of the CSW system.
                  The proposed establishment of an EV Business satisfies the two-pronged "functional relationship" test established by the United States Court of Appeals for the District of Columbia Circuit in Michigan Consolidated Gas Co. v. SEC, 444 F.2d 913 (D.C. Cir. 1971), which traditionally has been used by the Commission in applying Section 11(b)(1) of the Act. Under the "functional relationship" test, an integrated public-utility system may retain an interest in another business if (i) the additional business is "reasonably incidental or economically necessary or appropriate" to the integrated system, and (ii) the retention of the additional business is in the public interest. Michigan Consolidated at 916. As discussed in the preceding paragraphs, the proposed establishment of an EV Business satisfies the first prong of the "functional relationship" test in that it is reasonably incidental and economically necessary and appropriate to CSW's core business. The proposed investment also satisfies the second prong of the "functional relationship" test in that it serves the public interest by (i) promoting the use of electricity as an alternative to conventional vehicle fuel sources, which are often both harmful to the environment and of finite supply, and (ii) easing the path to competition for electric utilities by creating an additional market for electricity.
                  The sale and lease of EBikes is functionally related to CSW's core business and is appropriate in the public interest. The Applicants' establishment of an EV Business is an integrated effort to open a new, potentially large market for electricity consumption -- transportation -- from which electricity has traditionally been excluded in favor of fossil fuels. The EV Business will promote electro-technologies that make electricity a more viable alternative power source for transportation. EBikes sold and leased by Services and NewCo will contain the latest technological innovations, including advanced batteries with improved performance and weight/energy densities and new solid state control circuits. EBike manufacturers engage in intensive research and development and continue to develop new technologies to improve the overall efficiency and performance of EBikes. Services and NewCo will help commercialize these cutting edge EBike technologies by making them readily available to consumers. The Applicants are well suited to promote electric vehicles and charging technologies based upon expertise gained in their core electric utility business. Significant advantages that the Applicants hope to gain from their EV Business are (i) greater demand for electricity and (ii) increased brand identification and loyalty for CSW and the Operating Companies, as retail competition nears.
                  The Applicants believe that they need to be able to sell and lease EBikes directly because no current participant in the transportation market has a strong incentive to vigorously promote this electro-technology. EBike manufacturers have identified electric utilities as natural partners for the selling and leasing of EBikes because traditional sellers of vehicles, such as automobile dealerships and bicycle stores, have no great incentive to promote this new technology, which might disrupt or displace their primary business. Only electric utilities, such as CSW, have the appropriate ancillary incentives (higher long-term electricity demand and enhanced brand identification and awareness) to vigorously promote the commercialization of EBikes.
                  As originally proposed, paragraph (b)(1)(iii) of Rule 58 would have exempted the sale of EBikes, but the Commission chose to exclude the sale of electric vehicles from the Rule 58 exemption because it had not yet approved such activities by order. However, the Commission's initial inclusion of the sale of electric vehicles suggests that it views the activities as logically connected to the core business of a registered holding company system, even though such activities were ultimately excluded from the rule for procedural reasons related to the statutory provision under which the rule was promulgated.
                  In addition, the Applicants' proposal to sell and lease EBikes is similar to the proposal by Consolidated Natural Gas Company ("CNG") to finance its customers' purchases of equipment to promote new technologies that use natural gas or enables the use of natural gas as an alternative fuel, which proposal the Commission approved by the order in HCAR No. 26234 (Feb. 23, 1995) (File No. 70-7508). CNG argued that such activities satisfied the requirements of Section 11(b)(1) of the Act because: (1) they encourage the sale of energy through the development, promotion and financing of gas or electric appliances or equipment that have not yet received widespread public acceptance; and (2) they promote competition of electricity or gas with other types of fuel.
                  CNG also cited as support for its proposal an order granted to General Public Utilities Corporation ("GPU") in HCAR No. 15184 (Feb. 9, 1965) (File No. 70-4239). That order authorized GPU to make an investment in a company that promoted and marketed electric equipment using vortex fans and tangential blowers. GPU stated in its application to the Commission that its primary reason for the proposed investment was its belief that the use of tangential blowers in products consuming electricity, particularly in space heating and air conditioning, would significantly increase the consumption of electricity in the service area of the GPU system as well as in other areas, and that the encouragement of the use of electricity is functionally related to the core business of the GPU system. The rationale behind these orders applies directly to the Applicants' proposed EV Business and supports favorable action by the Commission.
                  The Applicants proposal to engage in E&F Activities as part of their EV Business is also appropriate under the Act. The Commission, by including E&F Activities in Rule 58, implicitly concluded that E&F Activities satisfy the functional relationship test. Paragraph (b)(1)(iii) of Rule 58 explicitly exempts activities with respect to recharging equipment and facilities for electric vehicles if these activities are exclusively engaged in through a separate subsidiary, namely:
                  The ownership, operation, sale, installation and servicing of refueling, recharging and conversion equipment and facilities relating to electric and compressed natural gas powered vehicles.

The inclusion of such activities in the Rule 58 exemption establishes that they satisfy the functional relationship test.
     The Commission also has approved such activities by order. For example, in its order in favor of Consolidated Natural Gas Co. in HCAR No. 25615 (Aug. 27,
1992) (File No. 70-7845) (the "CNG Order"), the Commission authorized a subsidiary of CNG to engage in a variety of activities relating to natural gas powered vehicles under the Act. In relevant part, the CNG Order authorizes a subsidiary of CNG to:
                  (1) buy from suppliers and resell or lease to customers, equipment necessary to transform vehicles from gasoline to natural gas and/or combined natural gas and gasoline operation ("Conversion Equipment"); [and]

                  (2) install and/or maintain Conversion Equipment on customer vehicles and provide training in the use, installation and maintenance thereof[.]

As such, E&F Activities are appropriate under the Act and the Applicants should be permitted to engage in such activities as part of their unitary EV Business.
                  Customer Financing for the selling and leasing of EBikes and E&F Activities is similar to the activities of CNG which the Commission approved by the order in HCAR No. 26234 (Feb. 23, 1995) (File No. 70-7508). In that order, CNG was authorized to finance its customers' purchases of equipment to promote new technologies that use natural gas or enables the use of natural gas as an alternative fuel.
                  In sum, the Applicants believe that the Activities that comprise their EV Business are functionally related to the core business of the CSW system and are appropriate in the public interest.
                  Rule 54
                  No proceeds from the proposed transactions will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act, or a foreign utility company, as defined in Section 33 of the Act. Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
                  CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of September 11, 1997 was approximately $923 million, or about 47% of $1,970 million, CSW's average consolidated retained earnings for the four quarterly periods ended June 30, 1997. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of the Operating Companies will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of the Operating Companies, satisfying Rule 53(a)(4).
                  To the extent that any other sections of the Act may be applicable to the proposed transactions, the Company hereby requests appropriate authority thereunder.
Item 4.  Regulatory Approval.
                  No  federal  or state  regulatory  authority,  other  than the
Commission under the 1935 Act, has any jurisdiction over the proposed transactions.
Item 5.  Procedure.
                  The Company respectfully requests that the Commission issue no later than October 17, 1997 the requisite notice under Rule 23 with respect to the filing of this Amendment, such notice to specify a date not later than November 7, 1997, as the date after which an order granting and permitting this Amendment to become effective may be entered by the Commission and the Commission enter not later than November 10, 1997, an appropriate order granting and permitting this Amendment to become effective.
                  No recommended decision by a hearing officer or any other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter; and it is respectfully requested that any such order be made effective immediately upon the entry thereof.
Item 6.  Exhibits and Financial Statements.

  Exhibit 1 -       Preliminary Opinion of Milbank, Tweed, Hadley & McCloy,
                    counsel to the Company.

  Exhibit 2 -       Financial Statements per books and pro forma as of June
                    30, 1997 of the Company (to be filed by Amendment).

  Exhibit 3 -       Proposed Notice of Proceeding.

                                S I G N A T U R E
                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
                  Dated:  October 10, 1997

                           CENTRAL AND SOUTH WEST CORPORATION
                           CENTRAL AND SOUTH WEST SERVICES, INC.


                           By:/s/ WENDY G. HARGUS
                              Wendy G. Hargus
                              Treasurer

                                INDEX OF EXHIBITS


EXHIBIT                                                        TRANSMISSION
NUMBER            REVISED EXHIBITS                               METHOD
-------           ----------------                            ------------

  1               Preliminary Opinion of Milbank, Tweed,       Electronic
                  Hadley & McCloy, counsel to the Company.

  2               Financial Statements per books and pro          ___
                  forma as of June 30, 1997 of the Company
                  (to be filed by Amendment).

  3               Proposed Notice of Proceeding.               Electronic